

Mail Stop: 3628

February 8, 2016

Via E-mail
Karleen Munns
Director
Macquarie Leasing Pty Limited
(ABN 38 002 671 982)
Level 6, 50 Martin Place
Sydney, MSW 2000, Australia

      Re: Macquarie Leasing Pty Limited
               Amendment No. 2 to Registration Statement on Form SF-3
               Filed January 27, 2016
               File No. 333-207127

Dear Ms. Munns:

We have reviewed your amended registration statement and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 8, 2016 letter.

Form of Prospectus

Credit Risk Retention, page 77

1. We note your disclosure that Macquarie Leasing may retain a horizontal residual interest by either establishing a reserve account or by holding the issuing entity's income unit, capital unit, seller's notes, and/or a given class of notes. We also note your disclosure on pages 18-25 that the income unitholder receives monthly distributions from Available Income and that the capital unitholder receives monthly distributions from Principal Collections. We note that the distributions to the income unitholder and the capital unitholder do not appear to be *pari passu*. Accordingly, please provide an analysis how

the income and capital units satisfy the risk retention requirements -- namely how these interests will constitute the first loss piece of the transaction.

2. We also note your disclosure on page 78 that states that the horizontal residual interest may be held by retaining the income unit, which Macquarie Leasing expects to represent a given percent of the fair value of "all of the notes and the income unit and the capital unit issued by the issuing entity." In the following set of bracketed disclosure, however, you state the horizontal residual interest may be held by retaining a combination of the seller notes, class [●] notes, income unit, and capital unit, which Macquarie Leasing expects to represent a given percent of the fair value of "all of the notes." Please confirm and revise the latter sentence to clarify that, where a combination of the seller notes, class [●] notes, income unit, and capital unit is held to satisfy the risk retention requirements, the retained amount will represent a given percent (that is at least 5%) of the fair value of "all of the notes and the income unit and the capital unit issued by the issuing entity" to be consistent with the disclosure provided in the earlier sentence. Please also confirm and revise as necessary to clarify that, where a combination of the seller notes, class [●] notes, income unit, and capital unit is held to satisfy the risk retention requirements, the combination of notes and units will include the last pay, first loss piece and include higher tranches, where necessary, in order starting from the bottom of the waterfall.

<u>Dispute Resolution, page 108</u>

3. We note your revisions in response to comment 3. It is unclear from your disclosure whether the issuer trustee may request that Macquarie Leasing repurchase or make an indemnity claim only at the direction of a noteholder (including a beneficial owner of the notes), or may also make this request independently. We note that the parenthetical included in Clause 20.13(a) of the Form of Series Supplement filed as exhibit 4.6 stating that, "[i]f the Trustee (<u>including</u>, at the direction of a Noteholder or a Note Owner) makes a request" for repurchase or indemnity, indicates that the trustee may make such a request both independently and at the direction of noteholders. We also note that a "Requesting Party" is defined in this Series Supplement as either the trustee or a noteholder or note owner. Please revise your prospectus as necessary to clarify that the issuer trustee may make requests for a repurchase or indemnity payment independently and at the direction of noteholders, including beneficial owners.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Anastasia Walker, Macquarie Leasing Pty Limited
Stuart Litwin, Esq., Mayer Brown LLP